FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2

RBS, Gogarburn, P O Box 1000

Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Enclosure: 1. Final Results announcement made on 28 February 2006

Annual Results

for the year ended

31 December 2005

THE ROYAL BANK OF SCOTLAND GROUP plc

THE ROYAL BANK OF SCOTLAND GROUP plc

PRESENTATION OF INFORMATION

The annual accounts have, for the first time, been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB and endorsed by the European Union (EU).

In preparing its results, the Group has applied IFRS extant at 31 December 2005.

As a result of continued amendments to IAS 39 ‘Financial Instruments:

Recognition and Measurement’ during 2004 and into 2005 the Group was not in a position fully to implement this standard for statutory reporting from 1 January 2004. The Group has therefore taken advantage of the option in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ to implement IAS 39, together with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IFRS 4 ‘Insurance Contracts’, from 1 January 2005 without restating its 2004 profit and loss account and balance sheet. This comparative information is referred to as the ‘statutory basis’ or ‘statutory results’.

However, given the importance of IAS 32, IAS 39 and IFRS 4, the Group is also providing detailed comparative information on a pro forma basis that includes the estimated effect of these standards for the year ended 31 December 2004 to facilitate inter-period comparison.

The pro forma income statement for the year ended 31 December 2004 has been prepared as though the requirements of IAS 32, IAS 39 (as amended by the revised fair value option) and IFRS 4 had been applied from 1 January 2004 except for the requirements relating to hedge accounting; no hedge ineffectiveness has been recognised in profit or loss. Impairment provisions reflect the information and estimates on which previous GAAP provisions were established. Classification at 1 January 2004 of financial assets into held-to-maturity, held-for-trading, available-for-sale, loans and receivables or designated as at fair value through profit or loss and of financial liabilities into held-for-trading, designated as at fair value through profit or loss and amortised cost is consistent with the approach adopted on 1 January 2005 for the statutory information.

The results for 2005 with pro forma comparatives for 2004 are presented on pages 5 to 42 and with the comparatives for 2004 on a statutory basis on pages 44 to 61. A consolidated opening balance sheet as at 1 January 2005 is presented on page 34 incorporating the initial effect of implementing IAS 32, IAS 39 and IFRS 4.

The bases of preparation of the pro forma information are detailed on page 37 and the principal adjustments to the statutory results are detailed on pages 45 to 46.

THE ROYAL BANK OF SCOTLAND GROUP plc

2005 HIGHLIGHTS

•	Compared with 2004 pro forma results

•	Group operating profit* up £1,143 million, 16% to £8,251 million.

•	Profit before tax up 21% to £7,936 million.

•	Tier 1 capital ratio 7.6%, up from 6.7% at 1 January 2005. Total capital ratio 11.7%.

•	Final dividend 53.1p, up 29%; total dividend 72.5p, up 25%

•	Share repurchase of up to £1 billion

•	Income up 14% to £25,569 million.

•	Cost: income ratio, excluding acquisitions, 41.8% unchanged from 2004.

•	Adjusted earnings per ordinary share up 8% to 175.9p.

•	Basic earnings per ordinary share up 13% to 169.4p.

•	Customer growth in all divisions.

•	Average loans and advances to customers up 23%.

•	Average customer deposits up 17%.

•	Overall credit quality stable and problem loan metrics continue to improve.

*	profit before tax, intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries.

Comparison with 2004 statutory results is set out on page 48 of this Announcement.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESULTS SUMMARY

	Pro forma				Statutory
	2005 £m		2004 £m		Increase £m		2004 £m
Total income (1)	25,569		22,515		3,054		23,391

Operating expenses (2)	11,298		9,871		1,427		9,797

Operating profit before impairment losses (1,2)	9,958		8,698		1,260		9,334

Profit before tax, intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries (‘Group operating profit’)	8,251		7,108		1,143		7,849

Intangibles amortisation	97		45		52		45

Integration costs	458		520		(62)		520

Net gain on sale of strategic investments and subsidiaries	240		—		240		—

Profit before tax	7,936		6,543		1,393		7,284

Cost: income ratio (3)	41.8%		41.8%				39.8%

Basic earnings per ordinary share	169.4	p	149.8	p	19.6	p	157.4	p

Adjusted earnings per ordinary share (4)	175.9	p	162.6	p	13.3	p	170.2	p

(1)	excluding gain on sale of strategic investments.
(2)	excluding intangibles amortisation, integration costs and loss on sale of subsidiaries.
(3)	the cost: income ratio excludes acquisitions and is based on total income and operating expenses as defined in (1) and (2) above, and after netting operating lease depreciation against rental income.
(4)	adjusted earnings per ordinary share is based on earnings adjusted for intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries.

Sir Fred Goodwin, Group Chief Executive, said:

“We are particularly pleased with the geographic mix of our profits, 42% of which come from our international operations. Our profits in Europe, outside the UK, have grown to be equal to Citizens’ profits pre Charter One; the majority of this growth is organic. Strong organic income growth has been a recurring theme of our results over recent years and provided 70% of our increase in 2005.

It has always been our plan to be capital generative beyond the development needs of the business and today represents an important milestone in that ambition as we are able to return capital to shareholders in the form of an increased dividend and share buyback.

We believe that we have built a successful platform for future growth with a diverse range of opportunities in a number of geographies, and taken together with our strong capital base, continuing good credit metrics, and firm cost control, we remain optimistic about the future prospects of the Group.”

THE ROYAL BANK OF SCOTLAND GROUP plc

PRO FORMA RESULTS

To facilitate more meaningful comparison with the 2005 results, pro forma results have been prepared for 2004. The pro forma results include the impact of standards relating to financial instruments and insurance contracts (IAS 32, IAS 39 and IFRS 4) and the bases of preparation of these results and the principal adjustments to the statutory results are described on pages 37, 45 and 46, respectively.

A detailed reconciliation of the consolidated income statement for the year ended 31 December 2004 from a statutory basis to a pro forma basis is shown on page 46.

The Group Chief Executive’s review on page 6 and the financial review on pages 8 to 42 compare the results for 2005 with the pro forma results for 2004.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW

Our results for 2005 demonstrate the strength and momentum of the Group and the capabilities of our diverse business platform. Strong income growth has been achieved without compromising our Group cost or credit metrics. The resulting capital generation enables us both to increase our dividend payout ratio and to repurchase shares while at the same time maintaining capital strength and investing in our ongoing growth and development. Whilst displaying both opportunities and threats, the economic outlook for 2006 in all of the major economies in which we operate would appear to be entirely supportive of the continued momentum of the Group.

Results

Total income rose by 14% to £25,569 million. Non-interest income rose by 16% to £15,651 million, with good growth in banking fee income, financial markets income and net insurance premium income. Non-interest income now represents 61% of the Group’s total income and provides diversified, recurrent income that helps to underpin our prospects for future income growth.

Net interest income increased by 10% to £9,918 million, reflecting strong growth in both lending and deposits. The decline in net interest margin we reported in the first half continued, but at a slower pace in the second half, principally as a result of proportionately higher growth in large corporate and mortgage lending along with further flattening of the US dollar yield curve. The Group net interest margin was 2.55% for the full year 2005, compared with 2.60% for the first half of 2005 and 2.81% for the full year 2004.

We have maintained a high level of efficiency across the Group, reaping the benefits of scale from our Manufacturing operations while continuing to invest in our businesses. Excluding acquisitions and foreign exchange effects, costs rose by 10% and we held our cost:income ratio steady at 41.8%.

Overall credit quality remained strong in 2005. Continued improvements in corporate loan quality led to lower impairment losses in Corporate Markets, partly offsetting higher impairment provisions in Retail Markets, where there are signs of a stabilisation in credit quality. Total impairment losses rose by 7% to £1,707 million, representing 0.46% of gross loans and advances excluding repos, compared with 0.47% in 2004. Risk elements in lending and potential problem loans fell to 1.60% of gross loans and advances, compared with 1.84% at the end of 2004.

During the course of the year we established Retail Markets in order to strengthen the co-ordination and delivery of our multi-brand retail strategy. This has enabled us to respond better to our customers’ ongoing transition from credit-led activity towards savings and investment products, whilst addressing opportunities in the mortgage market in a more co-ordinated way.

At the beginning of 2006 we established Corporate Markets to enhance our ability to serve the needs of distinct customer segments. Corporate Markets comprises two divisions, UK Corporate Banking and Global Banking & Markets. These two divisions broadly correspond to the analysis of Corporate Markets by customer grouping presented in this report.

Group operating profit rose by 16% to £8,251 million. Adjusted earnings per share increased by 8% to 175.9p.

Acquisitions and integration benefits

All acquisition integration benefits are being achieved at or ahead of expectations. The integration of Churchill, acquired in September 2003 was completed in September 2005 with benefits in excess of those forecast at acquisition. Total income from acquisitions was £1,233 million. Excluding acquisitions and at constant exchange rates, total income grew by 10%.

Bank of China

In August we signed strategic investment and co-operation agreements with Bank of China, the second largest bank in China. Following regulatory approvals, the transaction was completed in December. RBS led a consortium that invested $3.1 billion, taking a 10% stake in Bank of China. We have ourselves invested $1.6 billion, financed by the sale of our shares in Santander Central Hispano S.A. We are working closely with Bank of China to develop business co-operation initiatives in areas such as credit cards, wealth management and corporate banking. We are also supporting Bank of China in key infrastructure areas, including risk and financial management, human resources and information technology.

Capital

Weighted risk assets increased by 14% during the year, but strong earnings and capital generation strengthened our Tier 1 capital ratio to 7.6% at the end of 2005, and our total capital ratio to 11.7%. The Group has both capital strength and excellent returns. Our first use of additional capital is to invest in profitable business growth and we see many opportunities to do so across the Group. The increasing strength of our loan distribution capability is also likely to reduce the capital intensity of lending growth over time. We have no plans for large acquisitions, but will continue to evaluate good opportunities to supplement organic growth, using strict investment criteria and leveraging our proven integration capabilities.

We are committed to capital strength and efficiency, returning capital to our shareholders both through increasing dividends and when appropriate via share buybacks. This year the Board proposes a 25% increase in our dividend to 72.5p per share, representing a payout ratio of 41%. In addition we intend to repurchase up to £1 billion of our shares over the course of the next 12 months.

Outlook

The major economies in which we operate coped well with the challenges that arose in 2005. We expect a similar picture to emerge in 2006 and that such a scenario would provide many business opportunities. The growing strength and diversity of the Group should ensure that we are well placed to take advantage of these, for the benefit of our shareholders, customers and staff.

Sir Fred Goodwin

Group Chief Executive

THE ROYAL BANK OF SCOTLAND GROUP plc

SUMMARY CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2005 (unaudited)

In the income statement set out below, amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries are shown separately. In the statutory income statement on page 47, these items are included in non-interest income and operating expenses as appropriate.

	Pro forma
	2005 £m		2004 £m
Net interest income	9,918		9,003

Non-interest income (excluding insurance net premium income)	9,872		7,989
Insurance net premium income	5,779		5,523

Non-interest income	15,651		13,512

Total income	25,569		22,515
Operating expenses	11,298		9,871

Profit before other operating charges	14,271		12,644
Insurance net claims	4,313		3,946

Operating profit before impairment losses	9,958		8,698
Impairment losses	1,707		1,590

Profit before tax, intangible assets amortisation, integration costs and net gain on sale of strategic investments and subsidiaries	8,251		7,108
Amortisation of purchased intangible assets	97		45
Integration costs	458		520
Net gain on sale of strategic investments and subsidiaries	240		—

Profit on ordinary activities before tax	7,936		6,543
Tax on profit on ordinary activities	2,378		1,856

Profit for year	5,558		4,687
Minority interests	57		51
Preference dividends	109		16

Profit attributable to ordinary shareholders	5,392		4,620

Basic earnings per ordinary share (Note 5)	169.4	p	149.8	p

Adjusted earnings per ordinary share (Note 5)	175.9	p	162.6	p

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW - PRO FORMA BASIS

In the following analyses, the results for the year ended 31 December 2005 are compared with the pro forma results for the year ended 31 December 2004, which are presented in accordance with the bases of preparation detailed on page 37.

Profit

Profit before tax, intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries increased by 16% or £1,143 million, from £7,108 million to £8,251 million.

Profit before tax was up 21%, from £6,543 million to £7,936 million, reflecting strong organic income growth in all divisions and a full year’s contribution from acquisitions made during 2004.

Total income

The Group achieved strong growth in income during 2005. Total income was up 14% or £3,054 million to £25,569 million. Excluding acquisitions and at constant exchange rates, total income was up by 10%, £2,219 million.

Net interest income increased by 10% to £9,918 million and represents 39% of total income (2004 - 40%). Average loans and advances to customers and average customer deposits grew by 23% and 17% respectively, or 17% and 12% respectively excluding acquisitions.

Non-interest income increased by 16% to £15,651 million and represents 61% of total income (2004 - 60%).

Net interest margin

The Group’s net interest margin at 2.55% was down from 2.81% in 2004, due mainly to growth in corporate and mortgage lending and a flattening of the US dollar yield curve.

Operating expenses

Operating expenses, excluding intangibles amortisation and integration costs, rose by 14% to £11,298 million. Excluding acquisitions and at constant exchange rates, operating expenses were up by 10%, £962 million.

Cost:income ratio

The Group’s cost:income ratio was 42.4% compared with 42.0% in 2004. Excluding acquisitions and at constant exchange rates, the cost:income ratio was unchanged at 41.8%.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, which under IFRS include maturities and surrenders, increased by 9% to £4,313 million reflecting volume growth and maturities of our guaranteed capital bonds.

Impairment losses

Impairment losses were £1,707 million compared with £1,590 million in 2004, an increase of 7%, or 5% excluding acquisitions.

Risk elements in lending and potential problem loans represented 1.60% of gross loans and advances to customers excluding reverse repos at 31 December 2005 (1 January 2005 - 1.84%).

Provision coverage of risk elements in lending and potential problem loans was 65% compared with 70% at 1 January 2005. This reflects amounts written-off and the changing mix from unsecured to secured exposures.

Integration

Integration costs were £458 million compared with £520 million in 2004. Included are software costs relating to the integration of NatWest which were written-off as incurred under UK GAAP but on transition to IFRS were capitalised and amortised. All such software is now fully amortised. The balance principally relates to the integration of Churchill, First Active and Citizens’ acquisitions, including Charter One which was acquired in August 2004.

Earnings and dividends

Basic earnings per ordinary share increased by 13%, from 149.8p to 169.4p. Earnings per ordinary share adjusted for intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries increased by 8%, from 162.6p to 175.9p.

A final dividend of 53.1p per ordinary share, up 29% is recommended, giving a total dividend for the year of 72.5p, an increase of 25%. If approved, the final dividend will be paid on 9 June 2006 to shareholders registered on 10 March 2006. The total dividend is covered 2.4 times by earnings before intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries.

Balance sheet

Total assets were £776.8 billion at 31 December 2005, 12% higher than total assets of £696.5 billion at 1 January 2005.

Lending to customers, excluding repurchase agreements and stock borrowing (“reverse repos”), increased in 2005 by 16% or £51.8 billion to £368.3 billion. Customer deposits, excluding repurchase agreements and stock lending (“repos”), grew by 13% or £33.5 billion to £294.1 billion over the same period.

Capital ratios at 31 December 2005 were 7.6% (Tier 1) and 11.7% (Total).

Profitability

The adjusted after-tax return on ordinary equity, which is based on profit attributable to ordinary shareholders before intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries, and average ordinary equity, was 18.2%.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS

Corporate Markets is the largest provider of banking, finance and risk management services to Mid-Corporate & Commercial customers in the UK. Through its network of relationship managers across the country it provides the full range of Corporate Markets products and services to small, medium and large companies.

Corporate Markets is a leading banking partner to major corporations and financial institutions around the world, specialising in providing a full range of debt financing, risk management and investment services to its Global Banking & Markets customers.

Retail Banking comprises both The Royal Bank of Scotland and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business markets through a network of branches, telephone, ATMs and the internet.

Retail Direct issues a comprehensive range of credit and charge cards through The Royal Bank of Scotland, NatWest and other brands, including MINT and Tesco Personal Finance (TPF). Other products and services are offered to consumers through The One account, First Active UK, Direct Line Financial Services, Lombard Direct and other brands. Through Streamline and International Merchant Services, which includes WorldPay and Bibit, it is the leading merchant acquirer in Europe. Retail Direct also offers a range of consumer finance products in Continental Europe through the RBS and Comfort brands.

Wealth Management provides private banking and investment services to its global clients through Coutts Group, Adam & Company, The Royal Bank of Scotland International and NatWest Offshore.

Ulster Bank, including First Active, provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets.

Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the northeastern United States and through non-branch offices in other states. Citizens was ranked the 8th largest commercial banking organisation in the US based on deposits as at 30 September 2005. Citizens Financial Group includes Charter One, RBS National, our US credit card business, RBS Lynk Systems, our merchant acquiring business, and Kroger Personal Finance, our credit card joint venture with the second largest US supermarket group.

RBS Insurance sells and underwrites retail, commercial and wholesale insurance on the telephone, the internet, and through brokers and intermediaries. Through our retail brands Direct Line, Churchill and Privilege we sell general insurance and motor breakdown services direct to the customer. The Partnership business is a leading wholesale provider of insurance and motoring related services. Through our International business we sell insurance in Spain, Germany and Italy under the Direct Line brand. The Intermediary and Broker business (NIG) sells general insurance products through a network of brokers and intermediaries.

Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Manufacturing drives optimum efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The expenditure incurred by Manufacturing relates to shared costs principally in respect of the Group’s UK and Ireland banking and insurance operations. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets.

The Centre comprises group and corporate functions, such as capital raising, finance and human resources, which manage capital requirements and provide services to the operating divisions.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The contribution of each division before amortisation of purchased intangible assets, integration costs, net gain on sale of strategic investments and subsidiaries and, where appropriate, Manufacturing costs is detailed below.

	Pro forma
	2005 £m	2004 £m	Increase %
Corporate Markets	5,224	4,196	24
Retail Markets
- Retail Banking	3,009	2,992	1
- Retail Direct	790	748	6
- Wealth Management	408	324	26
Total Retail Markets	4,207	4,064	4
Ulster Bank	530	460	15
Citizens	1,575	1,069	47
RBS Insurance	926	881	5
Manufacturing	(2,743)	(2,552)	(7)
Central items	(1,468)	(1,010)	(45)

Profit before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries	8,251	7,108	16

Weighted risk assets of each division were as follows:

	Weighted risk assets
	31 December 2005 £bn	1 January 2005 £bn
Corporate Markets	202.6	178.4
Retail Markets
- Retail Banking	54.0	51.1
- Retail Direct	20.5	19.4
- Wealth Management	6.1	6.0
Total Retail Markets	80.6	76.5
Ulster Bank	22.4	18.6
Citizens	61.8	48.3
Other	3.6	3.0

	371.0	324.8

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS

	2005 £m	Pro forma 2004 £m
Net interest income	2,960	2,764
Non-interest income	5,855	4,758

Total income	8,815	7,522

Direct expenses
- staff costs	2,000	1,705
- other	523	459
- operating lease depreciation	733	680

	3,256	2,844

Contribution before impairment losses	5,559	4,678
Impairment losses	335	482

Contribution	5,224	4,196

	2005 £bn	1 January 2005 £bn
Total assets*	409.2	359.4
Loans and advances to customers - gross*
- banking book	158.7	136.9
- trading book	11.8	10.1
Rental assets	13.2	11.5
Customer deposits*	111.1	100.8
Weighted risk assets	202.6	178.4

*	excluding reverse repos and repos

Corporate Markets is focussed on the provision of debt and risk management services to medium and large businesses and financial institutions in the UK and around the world. Corporate Banking and Financial Markets was renamed Corporate Markets on 1 January 2006 when we reorganised our activities into two businesses, UK Corporate Banking and Global Banking & Markets, in order to enhance our focus on the distinct needs of these two customer segments. The analysis of financial data by customer grouping discussed on pages 15 to 17 is consistent with the Mid-Corporate & Commercial and Global Banking & Markets customer segments presented at our investor day in October.

Corporate Markets achieved excellent results in 2005, with total income up 17% to £8,815 million and contribution up 24% to £5,224 million, reflecting very good performances across our businesses. We maintained a stable cost: income ratio and the credit environment in all geographies remained benign.

RBS remains the number 1 corporate bank in the UK and we have significantly expanded our franchise in Europe and North America, where we are also focussing on the opportunities for increased co-operation between Corporate Markets and Citizens. In Asia, our profile has benefited from the announcement of the Group’s strategic partnership with Bank of China.

Our businesses continue to deliver good returns. Weighted risk assets rose by 14% over the course of the year to £202.6 billion, with much slower growth in the second half following the above-trend spike in spot levels at mid-year. The ratio of income, after deducting operating lease depreciation, to average weighted risk assets for 2005 was broadly stable at 4.1%, while the ratio of contribution to average weighted risk assets improved slightly.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS - MID-CORPORATE AND COMMERCIAL

	2005 £m	Pro forma 2004 £m
Net interest income	1,760	1,607
Non-interest income	1,257	1,171

Total income	3,017	2,778

Direct expenses
- staff costs	529	489
- other	132	123
- operating lease depreciation	335	322

	996	934

Contribution before impairment losses	2,021	1,844
Impairment losses	218	277

Contribution	1,803	1,567

	2005 £bn	1 January 2005 £bn
Total assets*	70.4	61.6
Loans and advances to customers - gross*	67.9	59.4
Customer deposits*	60.0	51.8
Weighted risk assets	74.2	65.6

*	excluding reverse repos and repos

Corporate Markets generated good results in the Mid-Corporate & Commercial customer segment in 2005, building on the strength of its UK franchise. We maintained our market-leading positions in corporate and commercial banking, asset finance and invoice finance. Total income rose by 9% to £3,017 million, whilst contribution rose by 15% to £1,803 million.

Net interest income increased 10% to £1,760 million as a result of strong growth in average lending, up £7.7 billion, or 16% and in average customer deposits, up £5.1 billion, or 12%. Average interest-bearing deposits grew particularly strongly.

Non-interest income rose by 7% to £1,257 million, reflecting our success in cross-selling our full range of products and services to customers. Our business has benefited from the co-location of our Lombard and Invoice Finance managers with our corporate and commercial banking operations.

Expense growth, excluding operating lease depreciation, was 8% which included a further investment in customer-facing staff.

Impairment losses were 21% lower than in 2004 at £218 million, reflecting a further improvement in our strong credit metrics.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS - GLOBAL BANKING & MARKETS

	2005 £m	Pro forma 2004 £m
Net interest income excluding funding cost of rental assets	1,652	1,527
Funding cost of rental assets	(452)	(370)

Net interest income	1,200	1,157

Fees and commissions receivable	1,060	871
Fees and commissions payable	(252)	(219)
Income from trading activities	1,964	1,681
Income from rental assets	1,074	924
Other operating income	752	330

Non-interest income	4,598	3,587

Total income	5,798	4,744

Direct expenses
- staff costs	1,471	1,216
- other	391	336
- operating lease depreciation	398	358

	2,260	1,910

Contribution before impairment losses	3,538	2,834
Impairment losses	117	205

Contribution	3,421	2,629

	2005 £bn	1 January 2005 £bn
Total assets*	338.8	297.8
Loans and advances to customers - gross*
- banking book	90.8	77.5
- trading book	11.8	10.1
Rental assets	11.9	10.3
Customer deposits*	51.1	49.0
Weighted risk assets	128.4	112.8

*	excluding reverse repos and repos

An excellent performance from our Global Banking & Markets customer segment in 2005 shows the fruits of the global platform we have built over the last five years, with good growth in all major geographies and across-the-board success in income generation from our core banking, structured finance and financial markets activities.

Total income, after deducting operating lease depreciation, rose by 23% to £5,400 million, with contribution up 30% to £3,421 million, benefiting from cost discipline and continuing benign credit conditions. Underlying income per full time equivalent employee has grown from £646,000 in 2004 to £718,000 in 2005.

Debt underwriting volumes remained strong throughout the course of the year, reflecting our involvement in many of the largest financings in the UK and Europe for both large corporates and private equity sponsors. We were the fourth most active bank worldwide in arranging and underwriting bank lending in 2005. A strong distribution performance brought weighted risk assets to £128.4 billion at year-end, up 14% over the year and back to a more consistent trend level than the amount at mid-year.

Non-interest income grew by 28% to £4,598 million. After deducting operating lease depreciation and rental asset funding costs, non-interest income now accounts for 69% of Global Banking & Markets revenues.

We recorded good growth in fees earned from customer services in risk management, financial structuring and debt-raising. A strong performance from RBS Greenwich Capital, which has been brought together with other Corporate Markets activities in North America, contributed to steady growth in income from trading activities. Customer volumes were higher across all products and particularly good in our credit markets businesses. Average trading Value at Risk was held steady at a very conservative level, £12 million.

Our continuing success in aircraft, train, ship and hotel leasing delivered good growth in net income from rental assets. Other operating income grew strongly, with our structured finance investment portfolio producing good realised gains, notably in the second half of the year.

Growth in expenses, excluding operating lease depreciation, was 20%, reflecting variable performance-related costs.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS

Retail Markets was established in June 2005 to strengthen co-ordination and delivery of our multi-brand retail strategy across our product range, and comprises Retail Banking, Retail Direct and Wealth Management. The performance of each of these divisions is discussed on pages 19 to 23.

	2005 £m	Pro forma 2004 £m
Net interest income	4,499	4,362
Non-interest income	3,714	3,322

Total income	8,213	7,684

Direct expenses
- staff costs	1,514	1,450
- other	821	856

	2,335	2,306

Insurance net claims	486	398

Contribution before impairment losses	5,392	4,980
Impairment losses	1,185	916

Contribution	4,207	4,064

	2005 £bn	1 January 2005 £bn
Total banking assets	114.4	104.9
Loans and advances to customers
- mortgages	64.6	56.9
- personal	21.5	20.2
- cards	9.6	9.4
- business	16.7	15.9
Customer deposits	105.9	97.0
Investment management assets - excluding deposits	31.4	26.6
Weighted risk assets	80.6	76.5

Total income increased by 7% to £8,213 million and contribution by 4% to £4,207 million, with good discipline on costs helping to offset increased impairment losses on unsecured lending.

At the end of 2004 we referred to the changes being seen in the retail markets with the consumer transitioning from an environment which had seen several years of very fast growth in consumer lending to an increased emphasis on savings and investment.

As a consequence, we planned to refocus our strategy to grow our sales of deposit and bancassurance products faster than the market, to exploit our potential for building profitable market share in the mortgage market and to concentrate more on the development of our branch franchise, building on our strong service proposition. During 2005 this transition has gathered momentum and we have achieved good progress in our strategies.

Branch deposit balances outgrew the market and our bancassurance sales accelerated strongly, with annual premium equivalent sales 25% higher than in 2004. Our share of net mortgage lending, assisted by the launch of the First Active brand, reached 8% in 2005. Our credit card business, meanwhile, made excellent headway in marketing through branch channels; we gained 60% more credit card customers in our core NatWest and RBS brands in the second half than in the same period of 2004.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL BANKING

	2005 £m	Pro forma 2004 £m
Net interest income	3,175	3,173
Non-interest income	2,258	1,999

Total income	5,433	5,172

Direct expenses
- staff costs	1,026	963
- other	311	329

	1,337	1,292

Insurance net claims	486	398

Contribution before impairment losses	3,610	3,482
Impairment losses	601	490

Contribution	3,009	2,992

	2005 £bn	1 January 2005 £bn
Total banking assets	77.1	72.8
Loans and advances to customers - gross
- mortgages	47.3	44.1
- personal	13.7	13.2
- business	16.3	15.3
Customer deposits	77.7	71.9
Weighted risk assets	54.0	51.1

Retail Banking produced a stronger performance in the second half, when it achieved year-on-year income growth of 7%, compared with 3% in the first half. Total income for 2005 rose by 5% to £5,433 million and contribution by 1% to £3,009 million. Contribution before impairment losses increased by 4% to £3,610 million.

Overall customer numbers have increased since December 2004 with personal customers up 274,000 (2%) and registered internet customers up 30%. During 2005 we continued to demonstrate our commitment to customer service, with significant progress in terms of the proportion of our customers who are “extremely” satisfied and we are making pleasing progress in the current account switcher market. Among the high street banks, Royal Bank of Scotland ranks first for customer satisfaction with NatWest now in joint second place. NatWest remains the number one bank for students. In 2005, 44% of first year students in England and Wales chose to open new accounts with us compared with 42% in 2004.

Against the backdrop of a slower rate of growth in consumer borrowing, we have delivered robust growth in average loans and advances, which increased by 11%. Average mortgage lending grew by 12% to £46.1 billion, with particularly good growth in higher margin products such as the offset mortgage. Average unsecured personal lending, where we took further steps to enhance our focus on high quality new business, was up 10% to £13.3 billion. Average customer deposits grew by 6% to £70.9 billion, with particularly good inflows into savings products.

Net interest income was stronger in the second half, recovering from a dip in the first half to reach £3,175 million for the full year. Net interest margin was lower in 2005 than in 2004 but second half margin was similar to the first half, with increased product margins offsetting mix effects. Spreads in mortgages and some savings products improved in the latter part of the year.

Non-interest income rose by 13% to £2,258 million. In bancassurance, Annualised Premium Equivalent income increased by 25% to £171 million, with good sales of Child Trust Funds and portfolio bonds. Excluding bancassurance premium and other income, non-interest income increased by 11% to £1,567 million, reflecting growth in income from core personal and small business banking services, and good progress in our private banking and investment businesses.

Direct expense growth was contained to 3%, despite some investment in future income initiatives in the second half. Staff costs increased by 7% to £1,026 million as a result of continued investment in customer-facing staff with over 500 additional customer advisors in branches, an increase in telephone banking advisors, and continued expansion of our bancassurance and investment businesses. We continue to make efficiency gains in other areas resulting in a 5% decrease in other costs to £311 million.

Net claims in bancassurance, which under IFRS include maturities, surrenders and liabilities to policyholders, were £486 million compared with £398 million in 2004, reflecting higher levels of bond maturities and increases in liabilities to policyholders as a result of strong investment returns.

Impairment losses increased by 23% or £111 million to £601 million. The increased charge principally reflects the growth in lending over recent years, including 17% growth in 2004. We have taken further steps to refine our credit policy and improved our recoveries process. Mortgage arrears remain very low. The average loan-to-value ratio on new mortgages written in 2005 was 62% and on the stock of mortgages was 46%. Small business credit quality remains stable.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL DIRECT

	2005 £m	Pro forma 2004 £m
Net interest income	882	779
Non-interest income	1,084	995

Total income	1,966	1,774

Direct expenses
- staff costs	230	225
- other	375	391

	605	616

Contribution before impairment losses	1,361	1,158
Impairment losses	571	410

Contribution	790	748

	2005 £bn	1 January 2005 £bn
Total assets	27.2	23.0
Loans and advances to customers - gross
- mortgages	13.8	9.4
- cards	9.5	9.3
- other	4.0	3.8
Customer deposits	2.7	2.8
Weighted risk assets	20.5	19.4

Total income rose by 11% to £1,966 million and contribution by 6% to £790 million, a strong performance in the context of slower growth in demand for unsecured credit and higher levels of consumer arrears. This performance reflected disciplined pricing, tight cost control and stringent credit assessment. Contribution before impairment losses increased by 18% to £1,361 million.

During the year, the number of customer accounts increased by 734,000 (4%). In the light of changing market conditions we have focussed our marketing efforts on existing customers, and this has resulted in very strong growth in our core NatWest and RBS brands. We gained 336,000 credit card accounts in these brands in the second half, 60% more than in the equivalent period of 2004.

Net interest income increased by 13% to £882 million, reflecting the success of the First Active brand in the UK mortgage market and the maturing of the MINT portfolio. MINT, launched in December 2003, made a contribution of £37 million in 2005. Average loans and advances rose by 15% to £24.9 billion with the fastest growth coming in mortgages, up 34% at £11.9 billion. Personal loan growth slowed, reflecting strategic decisions taken over the last 18 months to reposition pricing and tighten lending criteria for personal loans sold directly. Net interest margin was only slightly lower than in 2004, as wider margins on our cards portfolio balanced the effects of the increasing weight of mortgage assets in our loan book.

Non-interest income was up 9% to £1,084 million, benefiting from higher volumes in both domestic and international card acquiring, strong sales through Tesco Personal Finance, the introduction of balance transfer fees and good growth in Europe.

Expenses decreased by 2% to £605 million, with stringent cost control across all activities, including reduced marketing costs on personal loans. This was consistent with our more cautious approach to direct lending and with our successful focus on branch recruitment.

Impairment losses rose by 39% to £571 million, reflecting higher lending volumes as well as the increase in personal arrears signalled at the end of 2004. There are some signs of a stabilisation of credit quality, assisted by the tightening of lending criteria. Mortgage arrears remain very low. The average loan-to-value ratio on new mortgages written in 2005 was 51% and on the stock of mortgages was 44%.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - WEALTH MANAGEMENT

	2005 £m	Pro forma 2004 £m
Net interest income	442	410
Non-interest income	372	328

Total income	814	738

Expenses
- staff costs	258	262
- other	135	136

	393	398

Contribution before impairment losses	421	340
Impairment losses	13	16

Contribution	408	324

	2005 £bn	1 January 2005 £bn
Loans and advances to customers - gross	7.8	7.1
Investment management assets - excluding deposits	25.4	21.6
Customer deposits	25.5	22.3
Weighted risk assets	6.1	6.0

Total income rose by 10% to £814 million, reflecting good growth across all our businesses, and contribution was 26% higher at £408 million. Coutts UK and Adam & Co both gained good numbers of customers, with Coutts up 7% and Adam up 11%. 2005 also saw the continuation of rapid growth in Asia, where the number of private bankers increased by 20%, with particular emphasis placed on recruitment for the Chinese and Indian markets.

Average lending increased by 20% and customer deposits by 11%. This resulted in an 8% increase in net interest income to £442 million, with net interest margin reduced by the mix of business.

Non-interest income increased by 13% to £372 million, driven by investment fees, with average assets under management up 9% to £23.1 billion as a result of good new business volumes in Coutts UK and the rise in equity markets. Assets under management at the year end were £25.4 billion, an increase of 18%.

Expenses decreased by 1% to £393 million, reflecting a continued focus on efficiency. Despite continued investment in growth markets in both the UK and overseas, staff costs were 2% lower than in 2004 which was affected by a number of one-off costs. Other costs also decreased slightly.

Impairment losses amounted to £13 million, down £3 million.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK

	2005 £m	Pro forma 2004 £m
Net interest income	655	559
Non-interest income	203	190

Total income	858	749

Expenses
- staff costs	191	170
- other	79	74

	270	244

Contribution before impairment losses	588	505
Impairment losses	58	45

Contribution	530	460

Average exchange rate - €/£	1.463	1.474

	2005 £bn	1 January 2005 £bn
Total assets	35.9	28.7
Loans and advances to customers - gross
- mortgages	13.2	10.1
- other	15.0	12.9
Customer deposits	15.9	13.6
Weighted risk assets	22.4	18.6

Spot exchange rate - €/£	1.457	1.418

Total income increased by 15% to £858 million, with contribution also up 15% to £530 million, as Ulster Bank achieved another year of strong growth, with excellent customer recruitment, robust lending volumes and very good growth in deposits. First Active continues to perform well and in line with our integration plan. It led the Republic of Ireland market with the introduction of new mortgage products, as well as launching new credit card and direct loan products.

The number of personal and business customers increased by 68,000 in the year. Ulster Bank personal customer numbers rose by 9% in the Republic of Ireland, where our switcher mortgage product has helped us to gain market share. In Northern Ireland, Ulster Bank significantly enhanced its personal current account offering in the fourth quarter to provide free banking to all customers.

Net interest income rose by 17% to £655 million. Average loans and advances increased by 33% to £25.0 billion and average customer deposits by 21% to £14.4 billion. The continuing strong growth in lending, particularly in mortgages and business loans, led to a decline in net interest margin.

Non-interest income increased by £13 million or 7% to £203 million. This reflected increased volumes of customer transactions and good growth in income from financial markets services.

Expenses increased by 11% to £270 million, as a result of investment to support the growth of the business. This investment will continue into 2006. We have continued with our branch improvement programme, upgrading 50 branches in the Republic of Ireland and 39 in Northern Ireland.

Impairment losses increased by £13 million to £58 million, reflecting the growth in lending.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

	2005 £m	Pro forma 2004 £m	2005 $m	Pro forma 2004 $m
Net interest income	2,122	1,619	3,861	2,966
Non-interest income	1,142	659	2,079	1,208

Total income	3,264	2,278	5,940	4,174

Expenses
- staff costs	819	591	1,490	1,083
- other	739	501	1,344	918

	1,558	1,092	2,834	2,001

Contribution before impairment losses	1,706	1,186	3,106	2,173
Impairment losses	131	117	239	214

Contribution	1,575	1,069	2,867	1,959

Average exchange rate - US$/£	1.820	1.832

	2005 $bn	1 January 2005 $bn
Total assets	158.8	141.7
Loans and advances to customers
- gross	104.6	91.7
Customer deposits	106.3	99.2
Weighted risk assets	106.4	93.5

Spot exchange rate - US$/£	1.721	1.935

Citizens performed well in 2005, delivering a strong underlying performance in challenging market conditions both from the old Citizens franchise and from Charter One. Total income, in US dollars, rose by 42% to $5,940 million and contribution by 46% to $2,867 million, including a full year’s contribution from Charter One. Excluding Charter One and other acquisitions, income rose by 6% and contribution by 10%, despite the impact of the flattening of the yield curve, which reduced net interest margin and the rate of growth in net interest income.

We have grown our customer numbers in both personal and business segments, with Charter One increasing its small business and corporate customer base by 10%. Co-operation between Citizens and RBS Corporate Markets is yielding good results. Citizens’ new international cash management service has already won nearly 300 new accounts with existing RBS customers, bringing in more than $80 million of new core deposits.

Our cards businesses, which are only active in the prime and superprime segments, have made good progress. Credit card balances increased by 19% to $2.5 billion, as RBS National launched into a number of new channels such as Charter One branches. RBS Lynk, our merchant acquiring business, increased its customer base by 24%.

The integration of Charter One progressed well and all phases of the IT conversion were completed in July 2005, five months ahead of schedule. This involved the conversion to Citizens’ systems of over 750 branches and three million customer accounts spread over a wide geography. Despite the focus on the integration process, Charter One achieved good growth in business volumes, with loans and advances up 18% over the course of the year and customers deposits up 10%.

Net interest income increased by 30% to $3,861 million. This reflected strong growth in both lending and deposits. Excluding acquisitions, average lending increased by 13% or $6.7 billion, with robust growth in secured consumer lending, and average customer deposits by 9% or $5.7 billion. However, as a consequence of the flattening yield curve, net interest income excluding acquisitions was only 3% higher at $2,534 million.

Non-interest income was up 72% to $2,079 million. Excluding acquisitions, non-interest income grew by 15% to $1,004 million, benefiting from higher fee income, increased student loan and leasing activities, and investment gains.

Expenses were up 42% to $2,834 million. Expense growth, excluding acquisitions, was contained to 5%.

Impairment losses, including acquisitions, were up $25 million to $239 million. Credit quality overall remained stable. More than 90% of our personal sector lending is secured, and as a result there was minimal impact from the change in US bankruptcy laws in 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE

	2005 £m	Pro forma 2004 £m
Earned premiums	5,641	5,561
Reinsurers’ share	(246)	(455)

Insurance premium income	5,395	5,106
Net fees and commissions	(449)	(485)
Other income	543	460

Total income	5,489	5,081

Expenses
- staff costs	323	307
- other	413	345

	736	652

Gross claims	3,903	3,815
Reinsurers’ share	(76)	(267)

Net claims	3,827	3,548

Contribution	926	881

	2005	2004
In-force policies (thousands)
- motor: UK	8,687	8,338
- motor: Continental Europe	1,862	1,639
- non-motor (including home, rescue, pet, HR24): UK	10,898	10,464

General insurance reserves - total (£m)	7,776	7,379

RBS Insurance produced a good performance in 2005, with total income increasing by 8% to £5,489 million and contribution by 5% to £926 million. The integration of Churchill was completed in September 2005, ahead of plan, and Churchill delivered greater transaction benefits than anticipated at the time of the acquisition. Following the integration of Churchill, all our direct businesses in the UK now operate on a common platform.

RBS Insurance achieved 4% growth in UK motor policies in force. In achieving this against a background of very strong competition in UK motor insurance, we benefited from the strength of our brands and the diversity of our distribution channels. Growth came through our direct brands, through our partnership business, where we operate insurance schemes on behalf of third parties who in turn sell insurance products to their customers, and through NIG, our intermediary business acquired as part of Churchill. Our businesses in Spain, Germany and Italy together delivered 14% growth in motor policies in force. Linea Directa, our joint venture with Bankinter, increased its customer base by 17% and, with more than 1 million policies, is the largest direct motor insurer and sixth largest motor insurer in Spain.

Total home insurance policies declined by 1%. Within this total, we continued to expand through our direct brands but there was attrition of some partner-branded books.

In addition to expanding its intermediary business in motor and home insurance, NIG achieved 10% growth in commercial policies sold to SMEs.

Expenses rose by 13%. Excluding the impact of a change in reinsurance arrangements, total income rose by 5% and expenses by 4%. Net insurance claims on the same basis were up by 5%, reflecting increased volumes, claims inflation in motor and an increase in home claims following severe storms in the UK in January 2005.

The UK combined operating ratio for 2005 was 93.6% (2004 - 93.3%).

THE ROYAL BANK OF SCOTLAND GROUP plc

MANUFACTURING

	2005 £m	Pro forma 2004 £m
Staff costs	740	753
Other costs	2,003	1,799

Total manufacturing costs	2,743	2,552

Analysis:
Group Technology	945	852
Group Purchasing and Property Operations	1,013	927
Customer Support and other operations	785	773

Total manufacturing costs	2,743	2,552

Manufacturing’s costs increased by 7% to £2,743 million. Excluding software amortisation, costs rose by 4%. Costs relating to internal software development, which under UK GAAP were written off as incurred, are now under IFRS capitalised and amortised.

Group Technology costs increased by 11% to £945 million. Excluding software amortisation, costs were up 2%, with support for increased business volumes offset by efficiency improvements. The Group Efficiency Programme was substantially completed during the year, with major implementations such as a new system for handling customer queries and a new customer account-opening platform. The Churchill systems integration was completed in September 2005.

Group Purchasing and Property Operations costs increased by 9% to £1,013 million. We improved the efficiency of our property utilisation in 2005 while continuing our programme of investment both in the branch networks and in our major operational centres, including Birmingham, Manchester and our new headquarters in Edinburgh.

Customer Support and other operations costs rose by just 2%, despite a much greater increase in the business volumes supported. Cash withdrawals from ATMs, for example, rose by 13%, while we handled 10% more mortgage applications and 7% more personal loan volumes. These increases were absorbed by improved efficiency through the delivery of new systems and ways of working.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

	2005 £m	Pro forma 2004 £m
Funding costs	810	615
Departmental and corporate costs	658	395

Total central items	1,468	1,010

Total central items increased by £458 million to £1,468 million.

Funding costs at £810 million, were up £195 million largely because of the full year funding cost of the acquisition of Charter One in August 2004. The Group’s primary objective is to hedge its economic risks. So as not to distort divisional results, volatility attributable to derivatives in economic hedges that do not meet the criteria in IFRS for hedge accounting is transferred to the Group’s central treasury function. This resulted in a charge of £45 million, in addition to a charge for £14 million for hedge ineffectiveness under IFRS.

Central departmental costs and other corporate items at £658 million were £263 million higher than 2004. This is principally due to higher pension costs and the centralisation of certain functions, and includes ongoing expenditure on regulatory projects such as Basel II and Sarbanes-Oxley Section 404.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET

	2005			Pro forma 2004
	Average balance £m	Interest £m	Rate %	Average Balance £m	Interest £m	Rate %
Assets
Treasury and other eligible bills	3,223	140	4.34	894	35	3.91
Loans and advances to banks	24,803	957	3.86	22,779	815	3.58
Loans and advances to customers	317,585	18,717	5.89	259,088	14,736	5.69
Debt securities	38,079	1,691	4.44	36,970	1,496	4.05

Interest-earning assets - banking business	383,690	21,505	5.60	319,731	17,082	5.34

Trading business	172,990			148,545
Non-interest-earning assets	180,368			155,493

Total assets	737,048			623,769

Liabilities
Deposits by banks	62,125	2,083	3.35	51,839	1,481	2.86
Customer accounts	228,416	6,821	2.99	194,107	4,842	2.49
Debt securities in issue	72,293	2,704	3.74	54,716	1,634	2.99
Subordinated liabilities	26,590	1,276	4.80	24,123	1,065	4.41
Internal funding of trading business	(39,814)	(1,164)	2.92	(36,075)	(940)	2.61

Interest-bearing liabilities
- banking business	349,610	11,720	3.35	288,710	8,082	2.80

Trading business	172,744			146,771
Non-interest-bearing liabilities
- demand deposits	28,665			26,359
- other liabilities	153,081			134,523
Shareholders’ equity	32,948			27,406

Total liabilities	737,048			623,769

Notes:

1.	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

2.	Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities attributable to policyholders, in view of their distinct nature. As a result, net interest income has been adjusted by £59 million (2004 - £47 million).

3.	Changes in the fair value of financial instruments designated as at fair value through profit or loss are recorded in other operating income in the Consolidated Statement of Income. For the purposes of the average balance sheet interest income of £115 million (2004 - £49 million) and interest expense at £307 million (2004 - £99 million) have been recorded on these instruments and average balances adjusted accordingly.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS

Average rate	2005%	2004%
The Group’s base rate	4.65	4.38
London inter-bank three month offered rates:

- Sterling	4.76	4.64
- Eurodollar	3.56	1.62
- Euro	2.18	2.11

	Pro forma
	2005%	2004%
Yields, spreads and margins of the banking business:
Gross yield on interest-earning assets of banking business	5.60	5.34
Cost of interest-bearing liabilities of banking business	(3.35)	(2.80)

Interest spread of banking business	2.25	2.54
Benefit from interest-free funds	0.30	0.27

Net interest margin of banking business	2.55	2.81

The net interest margin at 2.55% was down 26 basis points from 2.81% in 2004. Product mix changes accounted for 17 basis points of the decline, driven by organic growth in lower margin mortgage lending and large corporate loans, and in rental assets as well as a change in deposit mix. The flattening of the US dollar yield curve accounted for 6 basis points of the reduction: the remainder was due to price re-positioning of some of our products.

THE ROYAL BANK OF SCOTLAND GROUP plc

SUMMARY CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2005

	31 December 2005 £m	1 January 2005 £m	31 December 2004 £m
Assets
Cash and balances at central banks	4,759	4,293	4,293
Treasury bills and other eligible bills	5,538	6,109	6,110
Loans and advances to banks	70,587	65,691	61,073
Loans and advances to customers	417,226	381,162	347,251
Debt securities	120,965	93,915	93,908
Equity shares	9,301	5,231	4,723
Intangible assets	19,932	19,242	19,242
Property, plant and equipment	18,053	16,425	16,428
Settlement balances	6,005	5,682	5,682
Derivatives at fair value	95,663	89,905	17,800
Prepayments, accrued income and other assets	8,798	8,855	11,612

Total assets	776,827	696,510	588,122

Liabilities and equity
Deposits by banks	110,407	106,026	99,883
Customer accounts	342,867	315,046	283,315
Debt securities in issue	90,420	66,245	63,999
Settlement balances and short positions	43,988	33,339	32,990
Derivatives at fair value	96,438	91,277	18,876
Accruals, deferred income and other liabilities	14,247	14,720	17,648
Retirement benefit liabilities	3,735	2,940	2,940
Deferred taxation liabilities	1,695	1,826	2,061
Insurance liabilities	7,212	6,592	8,647
Subordinated liabilities	28,274	27,526	20,366

Total liabilities	739,283	665,537	550,725
Equity:
Minority interests	2,109	951	3,492
Shareholders’ equity	35,435	30,022	33,905
Total equity	37,544	30,973	37,397

Total liabilities and equity	776,827	696,510	588,122

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF SUMMARY CONSOLIDATED BALANCE SHEET

To provide a more meaningful comparison, the commentary below compares the balance sheet at 31 December 2005 with the opening balance sheet at 1 January 2005, which includes the effect of applying IAS 32, IAS 39 and IFRS 4 from that date.

Total assets of £776.8 billion at 31 December 2005 were up £80.3 billion, 12%, compared with 1 January 2005, reflecting business growth.

Treasury bills and other eligible bills decreased by £0.6 billion, 9%, to £5.5 billion, reflecting trading activity.

Loans and advances to banks increased £4.9 billion, 7%, to £70.6 billion. Growth in reverse repurchase agreements and stock borrowing (“reverse repos”) up £7.3 billion, 21%, to £41.8 billion, were partially offset by a reduction in bank placings, down £2.4 billion, 8% to £28.8 billion.

Loans and advances to customers were up £36.1 billion, 9%, to £417.2 billion. Within this, reverse repos decreased by 24%, £15.7 billion to £48.9 billion. Excluding reverse repos, lending rose by £51.8 billion, 16% to £368.3 billion reflecting organic growth across all divisions.

Debt securities increased by £27.1 billion, 29%, to £121.0 billion and Equity shares rose by £4.1 billion, 78%, to £9.3 billion, principally due to increased holdings in Corporate Markets.

Intangible assets increased by £0.7 billion, 4% to £19.9 billion largely due to exchange rate movements.

Property, plant and equipment were up £1.6 billion, 10% to £18.1 billion, primarily reflecting growth in operating lease assets.

Derivatives at fair value, assets and liabilities, have increased reflecting growth in trading volumes and the effects of interest and exchange rates.

Deposits by banks rose by £4.4 billion, 4% to £110.4 billion to fund business growth mainly through increased inter-bank deposits, up £4.3 billion, 7% to £62.5 billion. Repurchase agreements and stock lending (“repos”) were broadly flat at £47.9 billion.

Customer accounts were up £27.8 billion, 9% at £342.9 billion. Within this, repos decreased £5.7 billion, 11% to £48.8 billion. Excluding repos, deposits rose by £33.5 billion, 13%, to £294.1 billion with good growth in all divisions.

Debt securities in issue increased by £24.2 billion, 36%, to £90.4 billion primarily to meet the Group’s funding requirements.

The increase in settlement balances and short positions, up £10.6 billion, 32%, to £44.0 billion, reflected growth in customer activity.

Subordinated liabilities were up £0.7 billion, 3% to £28.3 billion. This reflected the issue of £1.2 billion dated loan capital and the effect of exchange rate movements, £1.3 billion, which was partially offset by the redemption of £1.6 billion non-cumulative preference shares and dated loan capital.

Equity minority interests increased by £1.2 billion to £2.1 billion reflecting the co-investors interest in the Group’s subsidiary that invested in Bank of China and the issuance of preferred securities.

Shareholders’ equity increased by £5.4 billion, 18% to £35.4 billion. The profit for the year of £5.5 billion, issue of £1.6 billion non-cumulative fixed rate equity preference shares and £0.3 billion of ordinary shares in respect of scrip dividends and the exercise of share options, were partly offset by the payment of the 2004 final ordinary dividend, £1.3 billion, and the 2005 interim ordinary dividend, £0.6 billion and preference dividends, £0.1 billion.

The fair value of the assets of the Group’s post-retirement benefit schemes was £17.4 billion (2004 - £14.8 billion) and the present value of defined benefit obligations was £21.1 billion (2004 - £17.7 billion). The increase in net pension liability (after tax) to £2.7 billion from £2.1 billion is principally due to movements in interest rates. The mortality assumptions used in the valuation of liabilities were updated at the end of 2004 and have not been changed.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES ON PRO FORMA RESULTS

1.	Accounting policies

The Group’s provisional IFRS accounting policies and a description of the key differences between UK GAAP and IFRS accounting policies were included in the Group’s IFRS Transition Report issued on 8 June 2005. Subsequently, the Group has adopted the Amendment to IAS 39 ‘The Fair Value Option’ issued by the IASB in June 2005 with effect from 1 January 2005. This amendment allows financial assets and financial liabilities to be designated as at fair value through profit or loss but only if it (a) eliminates or significantly reduces a measurement or recognition inconsistency, or (b) is applied to a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, or (c) relates to a financial asset or financial liability with an embedded derivative; unless it is clear that accounting for the embedded derivative separately from the host is prohibited by IAS 39. Implementation of the amendment did not have a material effect on shareholders’ funds as at 1 January 2005.

2.	Bases of preparation of pro forma results

The pro forma income statement for the year ended 31 December 2004, the average balance sheet for the year ended 31 December 2004 and the loan impairment provisions table for the year ended 31 December 2004 have been prepared on the following bases:

i)	The requirements of IAS 32, IAS 39 (as amended by the revised fair value option) and IFRS 4 have been applied from 1 January 2004 except for the requirements relating to hedge accounting; no hedge ineffectiveness has been recognised in profit or loss.

ii)	Impairment provisions reflect the information and estimates on which previous GAAP provisions were established.

iii)	Classification of financial assets into held-to-maturity, held-for-trading, available-for-sale, loans and receivables or designated as at fair value through profit or loss and of financial liabilities into held-for-trading, designated as at fair value through profit or loss and amortised cost at 1 January 2004 is consistent with the approach adopted on 1 January 2005 for the statutory basis.

3.	Loan impairment provisions

Operating profit is stated after charging loan impairment losses of £1,703 million (2004 - £1,507 million). The balance sheet loan impairment provisions decreased in the year ended 31 December 2005 from £4,145 million to £3,887 million, and the movements thereon were:

	2005 £m	Pro forma 2004 £m
At 1 January	4,145	3,913
Currency translation and other	51	(96)
adjustments
Acquisitions	—	290
Amounts written off	(2,040)	(1,469)
Recoveries of amounts previously	172	144
written off
Charge to income statement	1,703	1,507
Unwind of discount	(144)	(144)

At 31 December	3,887	4,145

The provision at 31 December 2005 includes provision against loans and advances to banks of £3 million (1 January 2005 - £5 million; 31 December 2004 - £6 million).

4.	Taxation

The charge for taxation is based on a UK corporation tax rate of 30% and comprises:

	2005 £m	Pro forma 2004 £m
Tax on profit before intangibles amortisation and integration costs	2,486	2,025
Tax relief on intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries	(108)	(169)

	2,378	1,856

5.	Earnings per share

Earnings per share have been calculated based on the following:

	2005 £m		Pro forma 2004 £m
Earnings
Profit attributable to ordinary shareholders	5,392		4,620

	Number of shares
	- millions
Weighted average number of ordinary shares
In issue during the year	3,183		3,085

Basic earnings per share	169.4	p	149.8	p
Intangibles amortisation	2.0	p	1.2	p
Integration costs	9.9	p	11.6	p
Net gain on sale of strategic investments and subsidiaries	(5.4	)p	—

Adjusted earnings per share	175.9	p	162.6	p

6.	Analysis of repurchase agreements

	2005 £m	1 January 2005 £m
Reverse repurchase agreements and stock borrowing
Loans and advances to banks	41,804	34,475
Loans and advances to customers	48,887	64,599

Repurchase agreements and stock lending
Deposits by banks	47,905	47,841
Customer accounts	48,754	54,485

THE ROYAL BANK OF SCOTLAND GROUP plc

ANALYSIS OF INCOME, EXPENSES AND IMPAIRMENT LOSSES

	2005 £m	Pro forma 2004 £m
Non-interest income
Dividend income	108	79

Fees and commissions receivable	6,750	6,071
Fees and commissions payable
- banking	(1,378)	(1,366)
- insurance related	(463)	(554)

Net fees and commissions	4,909	4,151

Foreign exchange	683	615
Securities	1,062	821
Interest rate derivatives	598	520

Income from trading activities	2,343	1,956

Income from rental assets	1,535	1,341
Bancassurance income	307	219
Other income	670	243

Other operating income	2,512	1,803

Non-interest income (excluding insurance premiums)	9,872	7,989

Insurance net premium income	5,779	5,523

Total non-interest income	15,651	13,512

Staff costs
- wages, salaries and other staff costs	4,985	4,404
- social security costs	353	294
- pension costs	506	433
Premises and equipment	1,274	1,143
Other	2,592	2,221

Administrative expenses	9,710	8,495

General insurance	3,815	3,534
Bancassurance	498	412

Insurance net claims	4,313	3,946

Loan impairment losses	1,703	1,507
Impairment losses against available-for-sale securities	4	83

Impairment losses	1,707	1,590

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS

The comparative data for 2004 regulatory ratios in the tables below are as previously published under UK GAAP.

Capital base (£m)	31 December 2005	1 January 2005	31 December 2004
Ordinary shareholders’ funds and minority interests less intangibles	18,196	13,248	14,330
Preference shares and tax deductible securities	10,022	8,364	8,364

Tier 1 capital	28,218	21,612	22,694
Tier 2 capital	22,437	22,763	20,229

	50,655	44,375	42,923
Less: investments in insurance companies, associated undertakings and other supervisory deductions	(7,282)	(6,696)	(5,165)

	43,373	37,679	37,758

Weighted risk assets (£m)
Banking book
- on-balance sheet	303,300	262,800	261,800
- off-balance sheet	51,500	44,900	44,900
Trading book	16,200	17,100	17,100

	371,000	324,800	323,800

Risk asset ratio
- tier 1	7.6%	6.7%	7.0%
- total	11.7%	11.6%	11.7%

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers

The following table analyses loans and advances to customers (including reverse repurchase agreements and stock borrowing) by industry.

	2005 £m	1 January 2005 £m
Central and local government	3,340	3,599
Finance	27,091	30,189
Individuals - home	65,286	57,633
Individuals - other	26,323	26,713
Other commercial and industrial comprising:
- Manufacturing	11,615	9,768
- Construction	7,274	6,624
- Service industries and business activities	40,687	37,182
- Agriculture, forestry and fishing	2,645	2,623
- Property	32,899	27,192
Finance leases and instalment credit	13,909	13,111
Interest accruals	1,250	1,107

	232,319	215,741
Overseas residents	52,234	48,973

Total UK offices	284,553	264,714

Overseas
US	90,606	84,654
Rest of the World	45,951	35,934

Total Overseas offices	136,557	120,588

Loans and advances to customers - gross	421,110	385,302
Loan impairment losses	(3,884)	(4,140)

Total loans and advances to customers	417,226	381,162

Reverse repurchase agreements included in the analysis above:

Central and local government	1,011	1,570
Finance	18,604	26,082

	19,615	27,652
Overseas residents	14,237	15,560

Total UK offices	33,852	43,212
US	14,994	20,979
Rest of the World	41	408

Total	48,887	64,599

Loans and advances to customers excluding reverse repurchase agreements - net	368,339	316,563

Risk elements in lending

The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US. The following table shows the estimated amount of loans which would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions. IAS 39 requires interest to be recognised on a financial asset (or a group of financial assets) after impairment at the rate of interest used to discount recoveries when measuring the impairment loss. Thus, interest on impaired financial assets is credited to profit or loss as the discount on expected recoveries unwinds. Despite this, such assets are not considered performing. All loans that have an impairment provision are classified as non-accrual. This is a change from past practice where certain loans with provision were classified as past due 90 days or potential problem loans (and interest accrued on them).

	2005 £m	1 January 2005 £m
Loans accounted for on a non-accrual basis (2):
- Domestic	4,977	4,598
- Foreign	949	1,238

	5,926	5,836

Accruing loans which are contractually overdue
90 days or more as to principal or interest (3):
- Domestic	2	6
- Foreign	7	46

	9	52

Loans not included above which are ‘troubled debt restructurings’ as defined by the SEC:
- Domestic	2	—
- Foreign	—	—

	2	—

Total risk elements in lending	5,937	5,888

Potential problem loans (4)
- Domestic	14	11
- Foreign	5	—

	19	11

Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	65%	70%

Risk elements in lending as a % of lending to customers excluding reverse repos	1.60%	1.84%

1)	For the analysis above, ‘Domestic’ consists of the United Kingdom domestic transactions of the Group. ‘Foreign’ comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
2)	All loans against which an impairment provision is held are reported in the non-accrual category.
3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for over collateralised non-revolving credit facilities.
4)	Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for over-collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK

The Group manages the market risk in its trading and treasury portfolios through value-at-risk (VaR) limits as well as stress testing, position and sensitivity limits. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. The table below sets out the trading and treasury VaR for the Group, which assumes a 95% confidence level and a one-day time horizon.

	Average £m	Period end £m	Maximum £m	Minimum £m
Trading VaR
31 December 2005	13.0	12.8	16.5	9.9

31 December 2004	10.6	10.9	16.0	6.3

Treasury VaR
31 December 2005	4.0	3.5	5.8	2.8

31 December 2004	7.3	5.7	9.3	5.7

The Group’s VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

-	Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

-	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

-	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

-	The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group’s intra-day exposure such as the calculation of VaR for selected portfolios.

These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days.

THE ROYAL BANK OF SCOTLAND GROUP plc

STATUTORY RESULTS

The condensed consolidated income statement on page 47 and the condensed consolidated balance sheet on page 50 have been prepared on a statutory basis. The comparative figures for the year ended 31 December 2004 reflect all applicable IFRS except for those relating to financial instruments and insurance contracts (IAS 32, IAS 39 and IFRS 4), which, as permitted by IFRS 1, have been applied from 1 January 2005. As these standards have a significant effect on the Group, as described on page 45, the results for the two periods are not directly comparable.

A detailed reconciliation of the consolidated income statement for the year ended 31 December 2004 on the statutory and pro forma basis is shown on page 46.

THE ROYAL BANK OF SCOTLAND GROUP plc

RECONCILIATION OF STATUTORY AND PRO FORMA INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

The Group has adopted IAS 32, IAS 39 and IFRS 4 with effect from 1 January 2005. These standards have a significant effect on the Group and the key aspects are discussed below.

Hedging - IAS 39 contains detailed criteria that must be met for derivatives to be accounted for as hedges and limits the circumstances in which hedge accounting is available. Hedge accounting is permitted for three types of hedge relationship: fair value hedge - the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge - the hedge of variability in cash flows from a recognised asset or liability or a forecasted transaction; and the hedge of a net investment in a foreign entity. The Group has designated derivatives in both fair value and cash flow hedges. The Group, however, has not amended its overall approach to asset and liability management and its other hedging activities in the light of IFRS. It continues to use derivatives to hedge risk positions if economically beneficial even where hedge accounting conditions are not met. As IAS 39 requires all derivatives to be measured at fair value, such ‘economic hedges’ introduce volatility into the Group’s results. Even where transactions qualify for hedge accounting, IAS 39 will give greater volatility than UK GAAP - in income from hedge ineffectiveness and in shareholders’ funds reflecting changes in the fair value of derivatives in cash flow hedges taken to equity.

Loan impairment - the significant change, on implementation of IAS 39, in the way loan losses are measured is the explicit requirement to discount expected recoveries. As a result provisions are higher initially but the difference between the discounted and undiscounted amounts emerges as interest income over the recovery period. The impact on the consolidated income statement for the year ended 31 December 2004 was to increase net interest income by £90 million and increase impairment provisions by £127 million.

Effective interest - under the Group’s previous accounting policy, loan origination fees were recognised when received unless charged in lieu of interest. Interest income and expense were recognised on an accruals basis. IAS 39 requires the amortised cost of a financial instrument to be calculated using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over an instrument’s expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts. This GAAP difference results in certain lending fees being deferred over the life of the financial asset and changes the way interest is recognised to a constant yield basis. The impact on the consolidated income statement for the year ended 31 December 2004 was to increase net interest income by £208 million, reduce fees by £349 million and increase operating expenses by £37 million.

Capital instruments - IAS 32 does not contain the UK GAAP concept of ‘non-equity shares’. Instruments that have the characteristics of debt must be classified as liabilities. As a result, most of the Group’s preference shares and non-equity minority interests have been reclassified as liabilities on implementation of IAS 32. The impact on the consolidated income statement for the year ended 31 December 2004 was to reduce profit before tax by £402 million.

The overall effect of IAS 32, IAS 39 and IFRS 4 for the year ended 31 December 2004 was to reduce the statutory profit before tax by £741 million, 10%, to £6,543 million on a pro forma basis.

THE ROYAL BANK OF SCOTLAND GROUP plc

RECONCILIATION OF STATUTORY AND PRO FORMA INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

	Statutory* £m	Debt equity £m	Classification/ measurement £m	Provisioning/ impairment £m	De-recognition £m	Insurance contracts £m	Fair value option £m	Other £m	Total proforma adjustments £m	Pro forma £m
Net interest income	9,071	(402)	30	90	2	4	50	158	(68)	9,003

Fees and commissions receivable	6,473	—	3	—	(54)	—	—	(351)	(402)	6,071
Fees and commissions payable	(1,926)	—	—	—	(2)	—	—	11	9	(1,917)
Income from trading activities	1,988	—	(32)	—	—	—	—	—	(32)	1,956
Other operating income	2,138	—	(82)	—	(39)	(138)	(50)	50	(259)	1,879
Insurance net premium income	5,647	—	—	—	—	(124)	—	—	(124)	5,523

Non-interest income	14,320	—	(111)	—	(95)	(262)	(50)	(290)	(808)	13,512

Total operating income	23,391	(402)	(81)	90	(93)	(258)	—	(132)	(876)	22,515

Administration expenses
- staff costs	5,105	—	—	—	—	(3)	—	29	26	5,131
Other operating expenses	4,692	—	—	—	—	37	—	11	48	4,740

Operating expenses	9,797	—	—	—	—	34	—	40	74	9,871

Profit before other operating charges	13,594	(402)	(81)	90	(93)	(292)	—	(172)	(950)	12,644
Insurance net claims	4,260	—	—	—	—	(313)	—	(1)	(314)	3,946
Impairment losses:
- loans	1,402	—	(22)	127	—	—	—	—	105	1,507
- available-for-sale financial assets	83	—	—	—	—	—	—	—	—	83

Operating profit before amortisation of intangibles and integration costs	7,849	(402)	(59)	(37)	(93)	21	—	(171)	(741)	7,108
Amortisation of intangibles	45	—	—	—	—	—	—	—	—	45
Integration costs	520	—	—	—	—	—	—	—	—	520
Profit before tax	7,284	(402)	(59)	(37)	(93)	21	—	(171)	(741)	6,543
Taxation	1,995	(37)	(18)	(12)	(28)	7	—	(51)	(139)	1,856
Profit after tax	5,289	(365)	(41)	(25)	(65)	14	—	(120)	(602)	4,687

*	Amortisation of intangibles and integration costs are shown separately. In the statutory income statement these items are included in operating expenses.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2005 - STATUTORY RESULTS

In the income statement below, the comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005. Net gain on sale of strategic investments and subsidiaries, amortisation of purchased intangible assets and integration costs are included in other non-interest income and operating expenses as appropriate.

	2005 £m		2004 £m
Interest receivable	21,331		16,632
Interest payable	11,413		7,561

Net interest income	9,918		9,071

Fees and commissions receivable	6,750		6,473
Fees and commissions payable	(1,841)		(1,926)
Other non - interest income (excluding insurance premium income)	5,296		4,126
Insurance premium income	6,076		6,146
Reinsurers’ share	(297)		(499)

Non-interest income	15,984		14,320

Total income	25,902		23,391
Operating expenses*	11,946		10,362

Profit before other operating charges	13,956		13,029
Insurance claims	4,413		4,565
Reinsurers’ share	(100)		(305)

Operating profit before impairment losses	9,643		8,769
Impairment losses	1,707		1,485

Operating profit before tax	7,936		7,284
Tax on operating profit	2,378		1,995

Profit for the period	5,558		5,289
Minority interests	57		177
Preference dividends	109		256

Profit attributable to ordinary shareholders	5,392		4,856

Basic earnings per ordinary share (Note 5)	169.4	p	157.4	p

Diluted earnings per ordinary share (Note 5)	168.3	p	155.9	p

	£m		£m
* Operating expenses include:
Integration costs:
Administrative expenses	318		267
Depreciation and amortisation	140		253

	458		520
Amortisation of purchased intangible assets	97		45

	555		565

THE ROYAL BANK OF SCOTLAND GROUP plc

REVIEW OF CONDENSED CONSOLIDATED INCOME STATEMENT - STATUTORY RESULTS

The results for 2005 are based on all IFRS extant at 31 December 2005. The comparative figures for 2004 reflect all applicable IFRS except for those relating to financial instruments and insurance contracts (IAS 32, IAS 39 and IFRS 4), which, as permitted by IFRS 1, have been applied from 1 January 2005. The results for 2005 and 2004 are therefore not directly comparable.

The following commentary compares the results for 2005 with the results for 2004 on a statutory basis.

Profit

Profit before tax, intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries increased by 5% or £402 million, from £7,849 million to £8,251 million. Profit before tax was up 9%, from £7,284 million to £7,936 million. The implementation of IAS 32, IAS 39 and IFRS 4 affected the timing of recognition of income and costs, classification of debt and equity, impairment provisions and accounting for insurance contracts in 2005. The effect of implementing the requirements of these standards in 2004 would have been to reduce profit before tax by £741 million for the year ended 31 December 2004 (see page 46 for a reconciliation and page 9 for a discussion on a pro forma basis).

Total income

Total income was up 11% or £2,511 million to £25,902 million. This reflected growth in all divisions particularly Corporate Markets, Citizens and Ulster Bank. The effect of implementing the requirements of IAS 32, IAS 39 and IFRS 4 in 2004 would have been to reduce total income by £876 million for the year ended 31 December 2004 (see page 46 for a reconciliation and page 9 for a discussion on a pro forma basis). Net interest income increased by 9% to £9,918 million. Average loans and advances to customers and average customer deposits grew by 24% and 17% respectively. The effect of implementing the requirements of IAS 32, IAS 39 and IFRS 4 in 2004 would have been to reduce net interest income by £68 million for the year ended 31 December 2004 (see page 46 for a reconciliation and page 9 for a discussion on a pro forma basis). Interest income is recognised on a constant yield basis under IFRS; under UK GAAP interest was recognised on an accrual basis.

Non-interest income increased by 12% to £15,984 million with good growth in banking fee income, financial markets income and insurance premium income. Non-interest income represents 62% of total income. The effect of implementing the requirements of IAS 39 and IFRS 4 in 2004 would have been to reduce non-interest income by £808 million for the year ended 31 December 2004 (see page 46 for a reconciliation and page 9 for a discussion on a pro forma basis).

Operating expenses

Operating expenses, excluding intangibles amortisation, integration costs and loss on sale of strategic investments and subsidiaries, rose by 15% to £11,298 million. The effect of implementing the requirements of IAS 39 and IFRS 4 in 2004 would have been to increase operating expenses by £74 million for the year ended 31 December 2004 (see page 46 for a reconciliation and page 9 for a discussion on a pro forma basis).

Integration

Integration costs were £458 million compared with £520 million in 2004. Included in both periods are software amortisation under IFRS relating to the acquisition of NatWest. The balance principally relates to the integration of Churchill, First Active and Citizens’ acquisitions, including Charter One which was acquired in August 2004.

Cost:income ratio

The Group’s cost:income ratio in 2005 was 42.4%, reflecting the impact on income in 2005 of IAS 32, IAS 39 and IFRS 4 (see page 46 for a reconciliation and page 9 for a discussion on a pro forma basis).

Net insurance claims

Bancassurance and general insurance claims, after reinsurance which under IFRS, include maturities and surrenders, increased by 1% to £4,313 million. The increase reflects volume growth and maturities of our guaranteed capital bonds. The effect of implementing the requirements of IFRS 4 in 2004 would have been to reduce net claims by £314 million for the year ended 31 December 2004 (see page 46 for a reconciliation and page 9 for a discussion on a pro forma basis).

Impairment losses

Impairment losses were £1,707 million compared with £1,485 million in 2004. Overall credit quality remained strong in 2005, with improvements in Corporate Markets partly offsetting higher impairment losses in Retail Markets. The effect of implementing the requirements of IAS 39 in 2004 would have been to increase loan impairment losses by £105 million for the year ended 31 December 2004 (see page 46 for a reconciliation and page 9 for a discussion on a pro forma basis).

Earnings

Basic earnings per ordinary share increased by 8% from 157.4p to 169.4p. Earnings per ordinary share, adjusted for intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries, increased by 3%, from 170.2p to 175.9p. The effect of implementing the requirements of IAS 32, IAS 39 and IFRS 4 in 2004 reduced both basic and adjusted earnings per share by 7.6p, 5%.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2005 - STATUTORY RESULTS

In the consolidated balance sheet below, the comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	2005 £m	2004 £m
Assets
Cash and balances at central banks	4,759	4,293
Treasury bills and other eligible bills	5,538	6,110
Loans and advances to banks	70,587	61,073
Loans and advances to customers	417,226	347,251
Debt securities	120,965	93,908
Equity shares	9,301	4,723
Intangible assets	19,932	19,242
Property, plant and equipment	18,053	16,428
Settlement balances	6,005	5,682
Derivatives at fair value	95,663	17,800
Prepayments, accrued income and other assets	8,798	11,612

Total assets	776,827	588,122

Liabilities and equity
Deposits by banks	110,407	99,883
Customer accounts	342,867	283,315
Debt securities in issue	90,420	63,999
Settlement balances and short positions	43,988	32,990
Derivatives at fair value	96,438	18,876
Accruals, deferred income and other liabilities	14,247	17,648
Retirement benefit liabilities	3,735	2,940
Deferred taxation liabilities	1,695	2,061
Insurance liabilities	7,212	8,647
Subordinated liabilities	28,274	20,366

Total liabilities	739,283	550,725
Equity:
Minority interests	2,109	3,492
Shareholders’ equity	35,435	33,905
Total equity	37,544	37,397

Total liabilities and equity	776,827	588,122

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET - STATUTORY RESULTS

Total assets of £776.8 billion at 31 December 2005 were up £188.7 billion, 32%, compared with 31 December 2004, with £108.4 billion of this increase arising from the implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005, and the balance reflecting business growth.

Treasury bills and other eligible bills decreased by £0.6 billion, 9%, to £5.5 billion, reflecting trading activity. Loans and advances to banks rose £9.5 billion, 16%, to £70.6 billion. Excluding the effects of implementing IAS 32 and IAS 39, they increased £4.9 billion, 7%, with growth in reverse repurchase agreements and stock borrowing (“reverse repos”), increasing £7.3 billion, 21%, to £41.8 billion, partially offset by a decrease in bank placings, down £2.4 billion, 8% to £28.8 billion.

Loans and advances to customers were up £70.0 billion, 20%, at £417.2 billion of which £33.9 billion resulted from the implementation of IAS 32 and IAS 39, mainly as a result of the grossing up of previously netted customer balances. Excluding this and a decrease in reverse repos, down 24%, £15.7 billion to £48.9 billion, customer lending was up £51.8 billion, 16%, reflecting organic growth across all divisions.

Debt securities increased by £27.1 billion, 29%, to £121.0 billion, principally due to increased holdings in Financial Markets.

Equity shares rose £4.6 billion, 97%, to £9.3 billion. Excluding the effects of IAS 39, they were up £4.1 billion, 78%, mainly due to increased activity in Financial Markets.

Intangible assets increased by £0.7 billion, 4% to £19.9 billion largely due to exchange rate movements.

Property, plant and equipment were up £1.6 billion, 10% to £18.1 billion, principally as a result of growth in operating lease assets.

Derivatives at fair value were higher by £77.9 billion at £95.7 billion, including £72.1 billion resulting from the implementation of IAS 32 and IAS 39, with £71.5 billion arising from the grossing up of previously netted balances. Excluding this, derivatives were up £5.8 billion, 6%, primarily reflecting higher trading volumes and movements in interest and exchange rates.

Prepayments, accrued income and other assets decreased by £2.8 billion, 24% to £8.8 billion, mainly due to the implementation of IAS 32 and IAS 39.

Deposits by banks increased by £10.5 billion, 11% to £110.4 billion, of which £6.1 billion arose from the implementation of IAS 32 and IAS 39. The remaining £4.4 billion was raised to fund business growth mainly due to higher inter-bank deposits, up £4.3 billion, 7% to £62.5 billion. Repurchase agreements and stock lending (“repos”) were largely flat at £47.9 billion.

Customer accounts were up £59.6 billion, 21% at £342.9 billion with £31.7 billion arising from the implementation of IAS 32 and IAS 39, largely reflecting the grossing up of previously netted deposits. Excluding this and repos, which decreased £5.7 billion, 11% to £48.8 billion, deposits rose by £33.5 billion, 13%, to £294.1 billion with good growth in all divisions.

Debt securities in issue increased by £26.4 billion, 41%, to £90.4 billion, with £2.2 billion resulting from the implementation of IAS 39, and £24.2 billion raised primarily to meet the Group’s funding requirements.

The increase in settlement balances and short positions, up £11.0 billion, 33%, largely reflected growth in customer activity.

Derivatives at fair value were up £77.6 billion to £96.4 billion, including £72.4 billion resulting from the implementation of IAS 32 and IAS 39, with £71.5 billion arising from the grossing up of previously netted balances. Excluding this, derivatives were up £5.2 billion, 6% primarily reflecting higher trading volumes and movements in interest and exchange rates.

Accruals, deferred income and other liabilities decreased by £3.4 billion, 19% to £14.2 billion, largely due to the implementation of IAS 32 and IAS 39.

Subordinated liabilities were up £7.9 billion, 39% to £28.3 billion, including £7.2 billion due to the reclassification as debt of the majority of the Group’s existing preference share capital and non-equity minority interests following the implementation of IAS 32 and IAS 39. The balance, £0.7 billion, reflected the issue of £1.2 billion dated loan capital and exchange rate movements of £1.3 billion which were partially offset by the redemption of £1.6 billion non-cumulative preference shares and dated loan capital.

Minority interests decreased £1.4 billion, 40% to £2.1 billion, with £2.6 billion resulting from the implementation of IAS 32 and IAS 39. Excluding this, they increased by £1.2 billion to £2.1 billion principally due to the co-investors interest in the Group’s subsidiary that invested in Bank of China and the issuance of preferred securities.

Shareholders’ equity increased by £1.5 billion, 5%, to £35.4 billion. The implementation of IAS 32 and IAS 39 reduced shareholders’ equity by £3.9 billion, largely as a result of the reclassification as debt of the majority of the Group’s preference share capital, £3.3 billion. Excluding this, shareholders’ equity was up by £5.4 billion, 18%. The profit for the period of £5.5 billion, issue of £1.6 billion non-cumulative equity preference shares and £0.3 billion of ordinary shares in respect of scrip dividends and the exercise of share options, were partly offset by the payment of the 2004 final ordinary dividend, £1.3 billion, and the 2005 interim ordinary dividend, £0.6 billion, preference dividends of £0.1 billion and £0.6 billion actuarial losses, net of tax, recognised in post-retirement benefit schemes.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE YEAR ENDED 31 DECEMBER 2005 - STATUTORY RESULTS

	2005 £m	2004 £m
Net movement in available-for-sale reserve	(547)	—
Net movement in cash flow hedging reserve	(67)	—
Exchange differences on translation of foreign operations	842	(606)
Actuarial losses on defined benefit plans	(799)	(1,601)

Expense before tax on items recognised direct in equity	(571)	(2,207)
Tax on items recognised direct in equity	478	465

Net expense recognised direct in equity	(93)	(1,742)
Profit for the year	5,558	5,289

Total recognised income and expense for the year	5,465	3,547

Attributable to:
Equity holders of the parent	5,355	3,558
Minority interests	110	(11)

	5,465	3,547

Effect of changes in accounting policies on the implementation of IFRS
Equity holders of the parent	(1,843)	1,243
Minority interests	(2,878)	(321)

	(4,721)	922

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2005 - STATUTORY RESULTS

	2005 £m	2004 £m
Operating activities
Profit before tax	7,936	7,284
Adjustments for:
Depreciation and amortisation	1,825	1,674
Interest on subordinated liabilities	1,271	681
Charge for defined benefit pension schemes	462	397
Cash contribution to defined benefit pension schemes	(452)	(1,146)
Other non-cash items	338	(767)

Net cash inflow from trading activities	11,380	8,123
Changes in operating assets and liabilities	(519)	(4,264)

Net cash flows from operating activities before tax	10,861	3,859
Income taxes paid	(1,911)	(1,366)

Net cash flow from operating activities	8,950	2,493

Investing activities
Sale and maturity of securities	39,472	43,022
Purchase of securities	(39,196)	(41,790)
Sale of property, plant and equipment	2,220	1,921
Purchase of property, plant and equipment	(4,812)	(4,583)
Net investment in business interests and intangible assets	(296)	(7,968)

Net cash flows from investing activities	(2,612)	(9,398)

Financing activities
Issue of ordinary shares	163	2,845
Issue of equity preference shares	1,649	1,358
Issue of subordinated liabilities	1,234	4,624
Net proceeds of equity minority interests issued	1,143	1,258
Repayments of subordinated liabilities	(1,553)	(718)
Dividends paid	(2,007)	(1,635)
Interest on subordinated liabilities	(1,332)	(613)

Net cash flows from financing activities	(703)	7,119

Effects of exchange rate changes on cash and cash equivalents	(3,107)	1,686

Net increase in cash and cash equivalents	2,528	1,900
Net cash and cash equivalents 1 January	50,021	48,121

Cash and cash equivalents 31 December	52,549	50,021

Cash and cash equivalents comprises cash on hand and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES ON STATUTORY RESULTS

1.	Adoption of International Financial Reporting Standards (“IFRS”)

The Group prepared its 2004 consolidated financial statements in accordance with accounting standards issued by the UK Accounting Standards Board, the pronouncements of the Urgent Issues Task Force, relevant Statements of Recommended Accounting Practice and in compliance with the Companies Act 1985.

The Group will henceforth prepare its consolidated financial statements in accordance with International Financial Reporting Standards adopted by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS”). The standards, adopted for the first time for the purpose of preparing consolidated financial statements for the year ending 31 December 2005, are those issued by the IASB and endorsed by the EU as at 31 December 2005.

The EU has not endorsed IAS 39 as issued by the IASB. It has relaxed some of the hedging requirements. The Group has not taken advantage of this relaxation. Reconciliations of equity as at 1 January 2004, 30 June 2004 and 31 December 2004 and of profit for the first half of 2004 and full year 2004 under previous GAAP to IFRS were included in the Group’s IFRS Transition Report issued on 8 June 2005 and are not repeated in this announcement.

2.	Basis of preparation

The statutory results have been prepared in accordance with IFRS.

3.	Accounting policies

The Group’s provisional IFRS accounting policies and a description of the key differences between UK GAAP and IFRS accounting policies were included in the Group’s IFRS Transition Report issued on 8 June 2005. Subsequently, the Group has adopted the Amendment to IAS 39 ‘The Fair Value Option’ issued by the IASB in June 2005 with effect from 1 January 2005. This amendment allows financial assets and financial liabilities to be designated as at fair value through profit or loss but only if it (a) eliminates or significantly reduces a measurement or recognition inconsistency, or (b) is applied to a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, or (c) relates to a financial asset or financial liability with an embedded derivative; unless it is clear that accounting for the embedded derivative separately from the host is prohibited by IAS 39. Implementation of the amended fair value option did not have a material effect on shareholders’ funds as at 1 January 2005.

4.	Taxation

The charge for taxation is based on a UK corporation tax rate of 30% and comprises:

	2005 £m		Statutory 2004 £m
Tax on profit before intangibles amortisation and integration costs	2,486		2,164
Tax relief on intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries	(108)		(169)

	2,378	*	1,995	*

* including overseas tax of	946		725

It differs from the tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	2005 £m	Statutory 2004 £m
Profit before tax	7,936	7,284

Expected tax charge	2,381	2,185
Non-deductible items	309	110
Non-taxable items	(166)	(128)
Foreign profits taxed at other rates	77	49
Other	(223)	(221)

Actual tax charge	2,378	1,995

5.	Earnings per share

Earnings per share have been calculated based on the following:

	2005 £m	Statutory 2004 £m
Earnings
Profit attributable to ordinary shareholders	5,392	4,856
Add back finance cost on dilutive convertible securities	65	66

Dilutive earnings attributable to ordinary shareholders	5,457	4,922

	Number of shares - millions
Weighted average number of ordinary shares
In issue during the period	3,183		3,085
Effect of dilutive share options and convertible non-equity shares	60		73

Diluted weighted average number of ordinary shares during the year	3,243		3,158

Basic earnings per share	169.4	p	157.4	p
Intangibles amortisation	2.0	p	1.2	p
Integration costs	9.9	p	11.6	p
Net gain on sale of strategic investments and subsidiaries	(5.4	)p	—

Adjusted earnings per share	175.9	p	170.2	p

Diluted earnings per share	168.3	p	155.9	p

Adjusted diluted earnings per share	174.7	p	168.4	p

6.	Dividend

During the year dividends of 41.2p per ordinary share (2004 - 35.7p) in respect of the final dividend for 2004 and of 19.4p per ordinary share (2004 - 16.8p) in respect of the interim dividend for 2005 were paid to ordinary shareholders. The directors have recommended a final dividend for 2005 of 53.1p per ordinary share. Subject to approval by shareholders at the Annual General Meeting, the final dividend will be paid on 9 June 2006 to shareholders registered on 10 March 2006.

7.	Litigation

Proceedings, including a consolidated class action, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant but are largely unquantified. The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the claims, although a number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss in relation to these matters or the effect that the possible loss might have on the Group’s consolidated net assets or its operating results or cashflows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

8.	Analysis of consolidated equity

	2005 £m	Statutory 2004 £m
Called-up share capital
At beginning of year	822	769
Implementation of IAS 32 on 1 January 2005	(2)	—
Shares issued during the year	6	53

At end of year	826	822

Share premium account
At beginning of year	12,964	8,175
Implementation of IAS 32 on 1 January 2005	(3,159)	—
Currency translation adjustments	—	(231)
Shares issued during the year	1,972	4,550
Conversion of exchangeable undated loan capital	—	460
Other movements	—	10

At end of year	11,777	12,964

Merger reserve
At beginning and end of year	10,881	10,881

Available-for-sale reserves
Implementation of IAS 32 and IAS 39 on 1 January 2005	289
Net change	(362)

At end of year	(73)

Cash flow hedging reserve
Implementation of IAS 32 and IAS 39 on 1 January 2005	67
Net change	(8)
At end of year	59
Foreign exchange reserve
At beginning of year	(320)	90
Retranslation of net assets, net of related hedges	789	(410)

At end of year	469	(320)

	2005 £m	Statutory 2004 £m
Other reserves
At beginning of year	150	157
Own shares held in relation to employee share schemes	—	(7)

At end of year	150	150

Retained earnings
At beginning of year	9,408	7,269
Implementation of IAS 32 and IAS 39 on 1 January 2005	(1,078)	—
Currency translation adjustments and other movements	—	(8)
Profit attributable to ordinary and equity preference shareholders	5,501	5,112
Ordinary dividends paid	(1,927)	(1,588)
Equity preference dividends paid	(109)	(256)
Share-based payments	112	15
Actuarial losses recognised in post-retirement benefit schemes, net of tax	(561)	(1,136)

At end of year	11,346	9,408

Shareholders’ equity at end of year	35,435	33,905

Minority interests
At beginning of year	3,492	2,392
Implementation of IAS 32 and 39 on 1 January 2005	(2,541)	—
Currency translation adjustments and other movements	53	(188)
Profit for the year	57	177
Dividends paid	(95)	(147)
Equity raised	1,264	1,260
Equity withdrawn	(121)	(2)

At end of year	2,109	3,492

Total equity at end of year	37,544	37,397

9.	Analysis of contingent liabilities and commitments

	2005 £m	Statutory 2004 £m
Contingent liabilities
Guarantees and assets pledged as collateral security	12,253	10,438
Other contingent liabilities	6,394	5,655

	18,647	16,093

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	203,021	179,230
Other commitments	3,529	1,547

	206,550	180,777

Total contingent liabilities and commitments	225,197	196,870

10.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (“the Act”). The statutory accounts for the year ended 31 December 2005 will be filed with the Registrar of Companies following the company’s Annual General Meeting. The auditors have reported on these accounts: their report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

11.	Form 20-F

A report on Form 20-F will be filed with the Securities and Exchange Commission in the United States.

12.	Date of approval

This announcement was approved by the Board of directors on 27 February 2006

THE ROYAL BANK OF SCOTLAND GROUP plc

OTHER INFORMATION

	2005		2004
Ordinary share price	£17.55		£17.52
Number of ordinary shares in issue	3,197	m	3,173	m
Market capitalisation	£56.1	bn	£55.6	bn
Net asset value per ordinary share	£10.14		£9.26
Employee numbers
Corporate Banking and Financial Markets	15,700		16,800
Retail Banking	33,100		32,200
Retail Direct	6,800		7,000
Wealth Management	4,200		4,100
Ulster Bank	4,400		4,100
Citizens	24,400		24,000
RBS Insurance	19,400		19,500
Manufacturing	26,800		26,900
Centre	2,200		2,000

Group total	137,000		136,600

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions and sections such as ‘Group Chief Executive’s review’ and ‘Financial review’.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL CALENDAR

2005 final dividend payment	9 June 2006
2006 interim results announcement	4 August 2006
2006 interim dividend payment	October 2006
2006 annual results announcement	1 March 2007

CONTACTS

Sir Fred Goodwin	Group Chief Executive	020 7672 0008
0131 523 2033

Guy Whittaker	Group Finance Director	020 7672 0008
0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758

For media enquiries:

Howard Moody	Group Director, Communications	020 7672 1923
07768 033562

Carolyn McAdam	Head of Group Communications	020 7672 1914
07796 274968

27 February 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2006

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell
Name:	H Campbell
Title:	Head of Group Secretariat